Filed Pursuant to Rule 433(d)
Registration No. 333-156700
FOR IMMEDIATE RELEASE
June 3, 2009

Contacts:
Analysts		Media
Jay Gould	(614) 480-4060	Jeri Grier	(614) 480-5413
Jim Graham	(614) 480-3878	Maureen Brown	(614) 480-5512
HUNTINGTON BANCSHARES ANNOUNCES A $300 MILLION COMMON EQUITY
PUBLIC OFFERING AND SUSPENSION OF CURRENT DISCRETIONARY EQUITY
ISSUANCE PROGRAM
     COLUMBUS, Ohio — Huntington Bancshares Incorporated (NASDAQ: HBAN; www.huntington.com) today announced that it has commenced a public offering of $300 million of its common shares.
     The public offering represents an acceleration of Huntington’s discretionary equity issuance program announced May 20, 2009. The May 20, 2009 discretionary equity issuance program, which is now suspended and will be terminated upon completion of the new offering, resulted in the issuance of 18.5 million shares worth $76 million at an average price of $4.11 per share.
     Capital actions completed since March 31, 2009 include:
•	$196 million of common equity issued through discretionary equity issuance programs ($120 million from the program announced April 21, 2009 and completed May 7, 2009; plus $76 million of common equity from the program announced May 20, 2009, and now suspended).

•	$20 million of common equity issued, representing 4.7 million common shares in exchanges for shares of a portion of our Series A 8.50% Non-cumulative Perpetual Convertible Preferred Stock late in the 2009 first quarter that settled April 2, 2009.
     In addition to the $300 million public offering announced today, Huntington has previously announced other potential capital actions consisting of:
•	Approximately $75 million estimated to result from the after-tax gain on a cash tender for three series of Huntington trust preferred securities which commenced on May 21, 2009.

•	Approximately $250 million of combined impact from other potential actions, including liability management initiatives, exchange of other capital instruments, adoption of new accounting standards, and other management initiatives.

     Most of these potential capital actions are targeted to be completed during the 2009 second quarter. The table below highlights the estimated pro forma impact of these actions on March 31, 2009 capital ratios, when combined with other 2009 second quarter actions already completed:

	As Reported		1Q09 Pro Forma
			Completed	Potential
	4Q08	1Q09	Actions (2)	Actions (3)

Tangible Common Equity / Tangible Assets (1)	4.04%	4.65%	5.08%	6.10%
Tier 1 Common	5.04	5.64	6.10	7.45
Tier 1 Risk-based Capital Ratio	10.72	11.16	11.58	12.21
Total Risk-based Capital Ratio	13.91	14.28	14.70	14.50

(1)	Excludes deferred tax liability on intangible assets

(2)	Completion of discretionary equity issuance programs ($196 MM) and convertible exchange settled in 2Q09 ($20 MM)

(3)	Assumes $300 MM common equity offering, ~$75 MM from trust preferred tender, and ~$250 MM from other actions
     “This additional capital action reflects the continued demand expressed for our common equity,” said Stephen D. Steinour, chairman, president, and chief executive officer. “With today’s capital raising actions, coupled with other completed and pending actions, we expect to fully achieve our capital objectives. We believe we will have the capital necessary to weather an even more severe economic environment than we currently expect, while even better positioning us to eventually repay our $1.4 billion of TARP capital.”
Other Information
     Huntington has an existing shelf registration statement (including a base prospectus) on file with the Securities and Exchange Commission and will file a prospectus supplement related to the common equity issuance described above. Prospective investors should read the registration statement (including the base prospectus), the prospectus supplement and other documents Huntington has filed with the SEC for more complete information about Huntington and the offering before investing. Investors may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Huntington, any underwriter or any dealer participating in the offering will arrange to send investors the prospectus if requested by contacting Goldman, Sachs & Co., Attention: Prospectus Department, 85 Broad Street, New York, NY 10004, telephone: 866-471-2526, fax: 212-902-9316, email: Prospectus-ny@ny.email.gs.com, Merrill Lynch & Co., Attention Prospectus Department, 4 World Financial Center, New York, NY 10080, telephone: 212-499-1000, or Sandler O’Neill + Partners, L.P., Attention: Syndication Department, 919 Third Avenue, New York, NY 10022, telephone: 212-466-7800.

     This news release does not constitute an offer to sell or the solicitation of an offer to buy any Huntington common stock or an offer to buy or the solicitation of an offer to sell any Huntington trust preferred securities, and nor shall there be any sale or purchase of securities of the company in any state or jurisdiction in which such an offer, solicitation, sale or purchase would be unlawful. Unless an exemption from the securities laws is available, any offering of Huntington common stock may be made only by means of an effective registration statement (including related base prospectus) and prospectus supplement. The Tender Offer is being made only pursuant to the Offer to Purchase dated May 21, 2009, and the related letter of transmittal.
Forward-looking Statement
This press release contains certain forward-looking statements, including certain plans, expectations, goals, projections, and statements, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: (1) deterioration in the loan portfolio could be worse than expected due to a number of factors such as the underlying value of the collateral could prove less valuable than otherwise assumed and assumed cash flows may be worse than expected; (2) changes in economic conditions; (3) movements in interest rates; (4) competitive pressures on product pricing and services; (5) success and timing of other business strategies; (6) the nature, extent, and timing of governmental actions and reforms, including existing and potential future restrictions and limitations imposed in connection with the Troubled Asset Relief Program’s voluntary Capital Purchase Plan or otherwise under the Emergency Economic Stabilization Act of 2008; (7) extended disruption of vital infrastructure; and (8) the pricing and total shares sold under the common stock offering and the relative success of the tender offer. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s 2008 Annual Report on Form 10-K, and documents subsequently filed by Huntington with the Securities and Exchange Commission. All forward-looking statements included in this release are based on information available at the time of the release. Huntington assumes no obligation to update any forward-looking statement.
About Huntington
     Huntington Bancshares Incorporated is a $52 billion regional bank holding company headquartered in Columbus, Ohio. Huntington has more than 143 years of serving the financial needs of its customers. Through our subsidiaries, including our banking subsidiary, The Huntington National Bank, we provide full-service commercial and consumer banking services, mortgage banking services, equipment leasing, investment management, trust services, brokerage services, customized insurance service program, and other financial products and services. Our over 600 banking offices are located in Indiana, Kentucky, Michigan, Ohio, Pennsylvania, and West Virginia. Huntington also offers retail and commercial financial services online at huntington.com; through its technologically advanced, 24-hour telephone bank; and through its network of almost 1,400 ATMs. The Auto Finance and Dealer Services group offers automobile loans to consumers and commercial loans to automobile dealers within our six-state banking franchise area. Selected financial service activities are also conducted in other states including: Private Financial Group offices in Florida and Mortgage Banking offices in Maryland and New Jersey. International banking services are available through the headquarters office in Columbus and a limited purpose office located in both the Cayman Islands and Hong Kong.
###